Exhibit 21.1

SUBSIDIAIRES OF CROWN ELECTROKINETICS CORP.

Subsidiaries	Place of Incorporation
Crown Fiber Optics Corp.	Delaware
Element 82 Inc.	Delaware
Paramount Network Construction Inc.	Delaware
PE Pipelines Inc.	Delaware